Exhibit 4

Full Year Results Presentation to Media David Murray Chief Executive Officer 11 August 2004 www.commbank.com.au

Disclaimer The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 11 August 2004. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Agenda Full Year Results Which new Bank Outlook

A very good result Statutory NPAT 2,572 2,012 27.8 Cash NPAT 2,695 2,579 4.5 Underlying Cash NPAT 3,078 2,674 15.1 2004 $m 2003 $m Increase %

Strong performance by each business Banking 2,675 2,376 13 Funds Management 274 233 18 Insurance 129 65 98 2004 $m 2003 $m Increase % Underlying Net Profit After Tax Banking: reflects strong performances of retail operations Funds Management: benefited from strong investment markets Insurance: reflects improved performance across all regions

Largest dividend increase ever Largest dividend increase ever Cents

Key shareholder ratios 2003 203 cents 13.3% 154 cents 75.9% Earnings Per Share (2) Return on Equity Dividends Per Share Payout Ratio Shareholder Ratios (1) 2004 207 cents 13.2% 183 cents 89.1% (1) Based on Cash NPAT pre preference share dividends (2) EPS figure is post preference share dividends of $101m for the year ended 30/06/2004 (3) Underlying figures use Cash NPAT excluding shareholder investment returns and Which New Bank initiatives. Underlying(3) EPS was 237 cents (+13% v. 2003) Underlying(3) ROE was 15.1% (+1.3% v. 2003)

Reminder - three service transformation themes Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable via Engaged people who are empowered, motivated and skilled to deliver Supported by Through Customers are saying: "Know me, give me what I want and do it reliably"

Our achievements - first nine months to June completed successfully June 2004 milestones completed as planned 2003/04 spend delivered within planned investment 2003/04 benefits exceeded targets Market shares broadly stable Staff are engaged

We are changing the way we do things - Service and Sales Management * Cross sales ratio is a measure based on the number of additional products at the opening of a new Transaction or Savings account. Focussing on service in everything we do Continuous reinforcement of service behaviours Implementing Bank-wide approach to leads and referrals Results of national retail implementation Product sales per staff member Cross sales ratio* Benchmark: 2003

We are changing the way we do things - streamlining processes Viewing processes from the customer's perspective Emphasis on training and continuous improvement Aiming for 15% efficiency and up to 50% turnaround time improvements Credit decisioning Cheque processing Merchant acquisition new accounts Third Party home loan letters of offer 70% 32% 50% 40% Turn around time improvements 11 days to 2.6 days 11 days to 5 days 8 hours to 5 hours 8 hours to 5.5 hours

We are changing the way we do things - IT Efficiency and Procurement Key IT services reviewed Systematic approach to all procurement being implemented Targeting efficiency savings >$100m pa 9200 9400 9600 9800 10000 10200 10400 10600 10800 11000 11200 11400 Mar-04 Apr-04 May-04 Jun-04 Month Hours used Hours required before efficiency improvements Actual hours after efficiency improvements Example: Mainframe processing efficiencies

We are changing the way we do things - Performance Culture and engagement Leading by example Reinforcing behaviours as well as outcomes Staff have been significantly engaged throughout Which new Bank 2004 Gallup Workplace survey Source: Gallup Organisation Note: Gallup Workplace Survey was not commissioned by the Bank in 2000 Year Mean

Our customers - relationship is strengthening 5.7 5.8 5.8 6.1 5 6 7 Apr-Jun 03 Jul-Sep 03 Oct-Dec 03 Jan-Mar 04 Score Time Strength of relationship 6.1 Apr-Jun 04 Strength of relationship is building Rigorous monitoring of customer service standards Results are encouraging

Which new Bank - our approach is different Across the Bank we share a single vision - to excel in customer service Our people, systems, performance and culture are all being interconnected and aligned Evidence is that there is collaboration and development of common systems across the business

2005 outlook - Economy Global Noticeable improvement Expected monetary tightening Domestic Continued good performance Domestic spending growth slowing Housing slow down manageable

2005 outlook - Bank Subject to current market conditions continuing: Over the three years 2004-2006 we will deliver: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividend per share each year Significantly higher cash earnings in 2005 and 2006

Overall summary Results - very good Which new Bank - meeting expectations Staff - enthusiastic, participating and engaged Outlook - positive for the Bank

Full Year Results Presentation to Media David Murray Chief Executive Officer 11 August 2004 www.commbank.com.au